EXHIBIT 99.6

C L I F F O R D	LIMITED LIABILITY PARTNERSHIP
C H A N C E
EXECUTION COPY

CE ELECTRIC UK FUNDING COMPANY
AND
AMBAC ASSURANCE UK LIMITED

SECOND SUPPLEMENTAL AGREEMENT
TO
INSURANCE AND INDEMNITY AGREEMENT

THIS SECOND SUPPLEMENTAL AGREEMENT is made on 5 May 2005

BETWEEN

(1)	CE ELECTRIC UK FUNDING COMPANY, a company incorporated under the laws of England and Wales with company registration number 3476201 (the "Issuer"); and
(2)	AMBAC ASSURANCE UK LIMITED, a company incorporated under the laws of England and Wales with company registration number 3248674 ("Ambac").
WHEREAS

(A)	The Issuer has issued £200,000,000 7.25% guaranteed bonds due 2022 (the "Bonds") constituted by a trust deed dated 15 December 1997 (the "Trust Deed").
(B)	In connection with the issue of the Bonds, the parties to this Second Supplemental Agreement entered into an insurance and indemnity agreement dated 15 December 1997 (the "Original Agreement").
(C)
In connection with, among other things, the sale by Northern Electric plc of its entire interest in Northern Electric and Gas 2 Limited (and as more fully described therein) the parties hereto entered into a first supplemental agreement to the Original Agreement dated 19 September 2001.

(D)
The Issuer's subsidiaries Northern Electric Finance plc and Yorkshire Electricity Distribution plc each propose to incur additional indebtedness in the amount of £150,000,000 and £200,000,000, respectively (together, the "New Bond Issuance").

(E)
In order to permit the New Bond Issuance, and to effect certain other amendments to the Original Agreement and to the terms and conditions (the "Conditions") of the Bonds, the parties have agreed to amend the Original Agreement as set out herein, and Ambac has agreed to direct The Law Debenture Trust Corporation p.l.c. as trustee of the Bonds (the "Trustee") to consent to certain amendments to the Conditions.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION
1.1
Unless the context otherwise requires or unless defined in this Second Supplemental Agreement, words and expressions defined in the Original Agreement as amended or supplemented (whether expressly or by incorporation) shall have the same meanings when used in this Second Supplemental Agreement.

1.2	Any reference in this Second Supplemental Agreement to:
1.2.1
the Original Agreement or any other agreement, instrument or document is a reference to the Original Agreement or that other agreement, instrument or document as amended, varied, supplemented or novated; and

1.2.2	a provision of law is a reference to that provision as amended or re-enacted.
1.3	Clause and Schedule headings are for ease of reference only.
2.	UNDERTAKINGS BY AMBAC

At the request of the Issuer, and in consideration of the covenants given by the Issuer herein, Ambac hereby undertakes, as the Controlling Party (as defined in the Trust Deed), to give notice to the Trustee pursuant to Condition 16 (Controlling Party) of the Bonds and Clause 19 of the Trust Deed that it intends to exercise the Trust Rights (as defined in the Trust Deed) and further undertakes to direct the Trustee, pursuant to Condition 16 (Controlling Party) and Clause 19 (Controlling Party) of the Trust Deed, to direct the Trustee to (i) consent to the amendments to the Trust Deed set out in a draft supplemental trust deed expected to be dated on or about 5 May 2005, a draft of which has been signed for the purposes of identification by Clifford Chance and Herbert Smith on behalf of, respectively, Ambac and the Issuer (the "Supplemental Trust Deed") and (ii) enter into the Supplemental Trust Deed for the purposes of effecting such amendments.

3.	AMENDMENTS

With effect from the date hereof, the Original Agreement shall be amended as follows:

3.1	Article I (Definitions) shall be amended by the addition of the following definitions:

"Capital Investment" means expenditure of a capital nature.

"Cash Equivalents" means investments in sterling demand or time deposits, certificates of deposit and short term debt obligations (including commercial paper), synthetic sterling deposits, shares in money market liquidity funds or a guaranteed investment contract, provided that in all cases such investments have a maturity of not longer than nine months from the date of their acquisition subject to meeting the following credit criteria: (1) money market funds with a minimum credit rating of AAA or equivalent from any two Rating Agencies (or, in the case of shares in money market liquidity funds, from any single Rating Agency); (2) all other counterparties and other specific instruments with a minimum short term credit rating of A-1 from S&P or of P-1 from Moody's.

"Consolidated EBIT" means, for the Relevant Period, the profit shown in the consolidated financial statements of the Issuer for that Relevant Period on the line entitled "profits on ordinary activities before interest":

(i)	before taking into account any items treated as exceptional items;
(ii)	after deducting the amount of any profit of any member of the Group which is attributable to minority interests;
(iii)
after deducting the amount of any profit of any investment or entity (which is not itself a member of the Group) in which any member of the Group has an ownership interest to the extent that the amount of such profit included in the financial statements of the Group exceeds the amount (net of applicable withholding tax) received in cash by members of the Group through distributions by such investment or entity;

(iv)	before taking into account any realised and unrealised exchange gains and losses including those arising on translation of currency debt;
(v)	before taking into account any gain or loss arising from an upward or downward revaluation of any asset,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining profits of the Group from ordinary activities before taxation (and without double counting).

"Consolidated Net Finance Charges" means, for any Relevant Period, the aggregate amount of interest paid on Consolidated Senior Total Net Debt (net of interest received and after taking account of payments made and amounts received under any derivatives related to such Consolidated Senior Total Net Debt) included in the consolidated cash flow statement for the Issuer in respect of that Relevant Period.

"Consolidated Senior Total Net Debt" means, at any time, the aggregate amount (without double counting) of all obligations of the Group for or in respect of Financial Indebtedness (other than between members of the Group) which ranks at least pari passu with the Bonds but:

(i)	deducting the aggregate amount of all obligations of any member of the Group in respect of Project Finance Indebtedness;
(ii)
deducting the aggregate amount of all obligations of any member of the Group in respect of Financial Indebtedness to the extent that the repayment or redemption of such Financial Indebtedness is provided for by the purchase by a member of the Group of a GIC; and

(iii)	deducting the aggregate amount of freely available cash and Cash Equivalents held by any member of the Group at such time,

and so that no amount shall be excluded more than once.

"Final Proposals" means the final proposals document published by OFGEM for each electricity distribution price control review.

"Financial Indebtedness" means, at any time, the outstanding principal, capital or nominal amount and any fixed or minimum premium payable on prepayment or redemption of any indebtedness for or in respect of:

(i)	moneys borrowed and debit balances with financial institutions;
(ii)	any amount raised by acceptance under any acceptance credit facility;
(iii)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with UK GAAP, be treated as a finance or capital lease;
(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(vi)
any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution (excluding any given in respect of trade credit arising in the ordinary course of business);

(vii)	any amount raised by the issue of redeemable shares which are redeemable prior to 15 December 2022;
(viii)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and
(ix)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (viii) above.

"GIC" means each of (i) the investment agreement dated on or about 28 April 2005 between Ambac Capital Funding, Inc., Ambac Assurance UK Limited and NEDL and/or NEF, (ii) the investment agreement dated on or about 28 April 2005 between Ambac Capital Funding, Inc., Ambac Assurance UK Limited and YEDL and (iii) any other guaranteed investment contract or similar investment agreement with a maturity of 60 months or less from the date of purchase and which is provided by a counterparty which has, or whose obligations under such guaranteed investment contract or other agreement are guaranteed by an entity that has, a credit rating of at least AA- from S&P and Aa3 from Moody's.

"Interest Coverage Calculation Date" means each of 30 June and 31 December in any year save that the first Interest Coverage Calculation Date shall be 31 December 2005.

"NEDL" means Northern Electric Distribution Limited.

"NEF" means Northern Electric Finance plc.

"OFGEM" means the Gas and Electricity Markets Authority and/or the Office of Gas and Electricity Markets, including their successor office or body, as appropriate.

"Operating Company Bonds" means the bonds described in paragraphs (g) and (h) of the definition of "Permitted Financial Indebtedness" set out below.

"Permitted Financial Indebtedness" means each and all of the following:

(a)	Financial Indebtedness of the Issuer under the Bonds;
(b)	Financial Indebtedness of any member of the Group outstanding on 5 May 2005 and not otherwise referred to in this definition of "Permitted Financial Indebtedness";
(c)	Financial Indebtedness which cannot and shall not be accelerated and/or repaid if any Issuer Event of Default has occurred and, in each case, is continuing;
(d)	Financial Indebtedness owed by one member of the Group to another member of the Group;
(e)	Financial Indebtedness of NEDL from time to time which does not exceed an aggregate working capital amount of £50,000,000 (or the equivalent amount in one or more currencies);
(f)	Financial Indebtedness of YEDL from time to time which does not exceed an aggregate working capital amount of £75,000,000 (or the equivalent amount in one or more currencies);
(g)	Financial Indebtedness under the £150,000,000 bonds due 2035 issued or to be issued by NEF on or about 5 May 2005 and guaranteed by NEDL and Ambac; and
(h)	Financial Indebtedness under the £200,000,000 bonds due 2035 issued or to be issued by YEDL on or about 5 May 2005 and guaranteed by Ambac.
"Regulated Asset Value" or "RAV" means the aggregate of the regulatory asset value of NEDL and YEDL, as set out in the most recent Final Proposals, adjusted for inflation, as of the 31 March nearest to the date on which the relevant member of the Group proposes to incur any further Financial Indebtedness other than Permitted Financial Indebtedness or to make any Distribution, provided that there shall be included in any determination of RAV the value of any assets which were included in RAV as at 31 March 2005 but which (i) subsequently are excluded from RAV by OFGEM, (ii) have become subject to a separate price control arrangement, and (iii) are still owned by NEDL or YEDL as of the date of determination of RAV, and provided further that if at any time OFGEM alters its methodology of determining RAV in a manner which results in a change in RAV, the Issuer and Ambac shall promptly in good faith negotiate appropriate adjustments to this definition (and to other terms defined or described herein solely for the purposes of this definition) so that the original intent of the undertakings set forth in Sections 2.02(j), 2.02(k) and 2.02(o) hereof is preserved and in the absence of agreement between the Issuer and Ambac within 60 days, such adjustments shall be determined by an independent accountant experienced in the regulated electricity distribution market selected by the Issuer.

"Relevant Period" means each period of twelve months ending on an Interest Coverage Calculation Date.

"YEDL" means Yorkshire Electricity Distribution plc.

3.2	Section 2.02 (Covenants of Issuer) of the Original Agreement shall be amended as follows:
3.2.1	by the deletion of Section 2.02(j) in its entirety and the substitution of the following as Section 2.02(j):

"it will not incur any further Financial Indebtedness other than Permitted Financial Indebtedness unless the following conditions are satisfied:

(i)	if such Financial Indebtedness is incurred:
(1)
in the period commencing on 5 May 2005 and ending on 30 December 2006, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Financial Indebtedness is to be incurred and after giving effect to the gross proposed Financial Indebtedness on a pro forma basis but less cash raised to the extent that it is retained for (i) redemption of existing indebtedness or (ii) Capital Investment) to RAV does not exceed 0.79:1; or

(2)
in the period commencing on 31 December 2006 and ending on 30 December 2007, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Financial Indebtedness is to be incurred and after giving effect to the gross proposed Financial Indebtedness on a pro forma basis but less cash raised to the extent that it is retained for (i) redemption of existing indebtedness or (ii) Capital Investment) to RAV does not exceed 0.77:1; or

(3)
on or after 31 December 2007, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Financial Indebtedness is to be incurred and after giving effect to the gross proposed Financial Indebtedness on a pro forma basis but less cash raised to the extent that it is retained for (i) redemption of existing indebtedness or (ii) Capital Investment) to RAV does not exceed 0.75:1; and

(ii)	such Financial Indebtedness (save for any Financial Indebtedness which in aggregate does not exceed 5% of RAV) ranks no higher than pari passu with the Bonds;"
3.2.2	by the deletion of Section 2.02(k) in its entirety and the substitution of the following as Section 2.02(k):

"it will procure that none of its Subsidiaries will incur any further Financial Indebtedness other than Permitted Financial Indebtedness save that any Subsidiary that carries on any regulated distribution business (a "distribution Subsidiary"), or any Subsidiary that guarantees any Financial Indebtedness of any distribution Subsidiary, may incur Financial Indebtedness other than Permitted Financial Indebtedness where the following conditions are satisfied:

(1)	if such Financial Indebtedness is incurred:
(i)
in the period commencing on 5 May 2005 and ending on 30 December 2008, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Financial Indebtedness is to be incurred and after giving effect to the gross proposed Financial Indebtedness on a pro forma basis but less cash raised to the extent that it is retained for (i) redemption of existing indebtedness or (ii) Capital Investment) to RAV does not exceed 0.68:1; or

(ii)	on or after 31 December 2008, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Financial Indebtedness is to be incurred and after giving effect to the gross proposed Financial Indebtedness on a pro forma basis but less cash raised to the extent that it is retained for (i) redemption of existing indebtedness or (ii) Capital Investment) to RAV does not exceed 0.65:1; and

(2)
such Financial Indebtedness (save for any Financial Indebtedness which in aggregate does not exceed 5% of RAV) ranks no higher than pari passu with the present and future unsecured payment obligations of the relevant Subsidiary;"

3.2.3	by the deletion of Section 2.02(m) in its entirety and the substitution of the following as Section 2.02(m):

"it will ensure that its Interest Cover for each Relevant Period is not less than 2.00:1 (where, for these purposes, "Interest Cover" means, in respect of any Relevant Period, the ratio of Consolidated EBIT for that Relevant Period to Consolidated Net Finance Charges for that Relevant Period);"

3.2.4	by the addition of a new Section 2.02(o) with the following text:

"it will not make any Distribution unless:

(i)
in the period commencing on 5 May 2005 and ending on 30 December 2006, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Distribution is to be made and calculated on a pro forma basis as if the Distribution had been made) to RAV does not exceed 0.79:1; or

(ii)
in the period commencing on 31 December 2006 and ending on 30 December 2007, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Distribution is to be made and calculated on a pro forma basis as if the Distribution had been made) to RAV does not exceed 0.77:1; or

(iii)
on or after 31 December 2007, the ratio of Consolidated Senior Total Net Debt (as at the end of the month immediately preceding the date on which the Distribution is to be made and calculated on a pro forma basis as if the Distribution had been made) to RAV does not exceed 0.75:1;"

3.2.5	by the addition of a new Section 2.02(p) with the following text:
"if OFGEM alters its methodology for determining RAV in a manner which results in a change in RAV, it will use its reasonable endeavours to ensure that any adjustments to the definition of RAV that are agreed with Ambac for the purposes of the Bonds shall be made, mutatis mutandis, to the definition of "RAV" in each of the Operating Company Bonds."

3.2.6	by the addition of the following text at the end of Section 2.02(c):

"provided further that the Issuer shall only be bound by the covenants set out in Sections 2.02(i) to 2.02(p) (inclusive) and Section 2.02A (a) for so long as any of the Bonds remain outstanding and (b) for so long as no Ambac Event of Default has occurred and is continuing save that (without prejudice to (a)) the Issuer shall continue to be bound by such covenants where any Ambac Event of Default under paragraph (i)(a) of the definition of "Ambac Event of Default" is caused solely by an administrative or technical error which is cured within two business days of such Ambac Event of Default first arising."

3.2.7	by the deletion of Section 2.02A in its entirety and the substitution of the following as Section 2.02A:

"Ratios. For the purposes of calculating any Leverage Ratio pursuant to Section 2.02 (i), references to "Measurement Date" in the definition of "Leverage Ratio" shall be deemed to be replaced by references to "Calculation Date" and be construed accordingly. Each calculation of any Leverage Ratio pursuant to Section 2.02 (i) shall be certified by a Director of the Issuer and each such certificate shall be delivered to Ambac on a date falling no later than 60 days after the Calculation Date to which the relevant Leverage Ratio relates. Each calculation of the Interest Cover pursuant to Section 2.02 (m) shall be certified by a Director of the Issuer and each such certificate shall be delivered to Ambac on a date falling no later than 60 days after the last day of the Relevant Period to which the relevant Interest Cover relates."

4.	MISCELLANEOUS
4.1	The terms of this Second Supplemental Agreement may be enforced only by a party hereto and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.
4.2
The provisions of Section 7.01 (Amendments, Etc), Section 7.02 (Notices), Section 7.03 (Severability), Section 7.04 (Governing Law) and Section 7.05 (Counterparts) of the Original Agreement shall apply mutatis mutandis to this Second Supplemental Agreement save that references in such provisions to the "Insurance Agreement" shall, for the purposes of this Clause 4.2, be construed as references to this Second Supplemental Agreement.

AS WITNESS the hands of the parties the day and year first above written.

SIGNATURES

CE ELECTRIC UK FUNDING COMPANY

By: /s/ Patrick Goodman
Patrick Goodman

AMBAC ASSURANCE UK LIMITED

By: /s/ Thomas Jacquot
Thomas Jacquot